FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                          For the month of April, 2005




                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
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                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated  May 16, 2005                           4

Healthcare Technologies Ltd. press release, dated  May 18, 2005                          5,6
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated: May 23, 2005


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
FOR:            HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:        Eran Rotem, CFO
                +972-3-9277232/3

PORTFOLIOPR     Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Tel: + 972 3 5742238
                Fax: + 972 3 5742239
                Cellular - 972 524 308081
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HEALTHCARE ANNOUNCES THAT IT HAS RECEIVED AN EXTENSION FROM THE NASDAQ STOCK
MARKET TO REGAIN COMPLIANCE WITH NASDAQ'S MINIMUM STOCKHOLDERS' EQUITY REQUIREMENT.

PETACH-TIKVA, Israel, May 16 /PRNewswire-First Call/ -- Healthcare Technologies Ltd. (NASDAQ: HCTL - NEWS), today announced that it has received a letter from The Nasdaq Stock Market which states that the Nasdaq staff believes that the Company provided a definitive plan evidencing its ability to achieve and sustain compliance with the Rules, and as such, has determined to grant an extension of time until June 1, 2005 to regain compliance with Nasdaq's minimum stockholders' equity requirement of $2,500,000.

The major term of the extension is that on or before June 1, 2005, the Company must complete the previously announced sale of the Procognia investment. The Company has scheduled a special meeting of its shareholders for May 29, 2005 in order to vote upon this sale. Proxy materials for the meeting have been mailed to shareholders.

                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3



       HEALTHCARE TECHNOLOGIES REPORTS A NET INCOME OF $163 THOUSANDS FOR
                           THE FIRST QUARTER OF 2005.

     Petach_Tikva, ISRAEL, May 18, 2005 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced unaudited results for the first quarter ended March 31, 2005.

     Revenues for the first quarter ended March 31, 2005 were $3.1 million, as compared to $2.96 million for the corresponding quarter last year. The first quarter gross profit was $1.11 million, as compared to $1.26 million in the first quarter of 2004. The net profit for the quarter was $163 thousands compared with a net profit of $228 thousands, for the first quarter of last year.

     Shareholders' equity on March 31, 2005 was $1.99 million, compared to US$
     1.92 million on December 31, 2004. Subject to the approval of the previously announced Procognia transaction by the company's shareholders at a meeting scheduled for May 29, 2005, the company will recognize an increase of its shareholders' equity of approximately $4,800,000. Cash and cash equivalents were $1.4 million. Current assets net of current liabilities as of March 31, 2005 were $2.44 million compared to $3.3 million on December 31, 2004. This decrease is due to long term loans that will reach maturity during the next 12 months.

                         ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                                       5
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                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT (LOSS) PER SHARE INFORMATION)

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                                                                    Three Months Ended              Year Ended
                                                                    ------------------              ----------
                                                                 31/3/05           31/3/04           31/12/04
                                                                 -------           -------           --------
SALES                                                            $  3,102          $  2,955          $ 12,130
GROSS PROFIT                                                     $  1,114          $  1,263          $  4,205
NET PROFIT (LOSS)                                                $    163          $    228          $   (350)
PROFIT (LOSS) PER SHARE                                          $   0.02          $   0.03          $  (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES AND SHARE EQUIVALENTS
OUTSTANDING (IN THOUSANDS)                                          7,703             7,649             7,649
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                           CONSOLIDATED BALANCE SHEET
                              (U.S $ IN THOUSANDS)

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                                       Three Months Ended            Year Ended
                                       ------------------         ------------------
                                         March 31, 2005            DECEMBER 31,2004
                                         --------------            ----------------
CASH AND CASH EQUIVALENTS                     1,412                      951
TOTAL CURRENT ASSETS                          6,825                    7,145
TOTAL CURRENT LIABILITIES                     4,381                    3,388
SHAREHOLDER'S EQUITY                          1,986                    1,921
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SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS
WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E
OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL
INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE
INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM
THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF
HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE
COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT
REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL
RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.

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